Chicago
New York
Washington, DC
London
San Francisco
Los Angeles
Singapore
vedderprice.com

John S. Marten
Shareholder
+1 312 609 7753
jmarten@vedderprice.com

April 7, 2017

VIA EDGAR Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund (the “Registrant”) (File No. 811-03541) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on March 30, 2017 with regard to the above-noted Proxy Statement filed with the SEC on March 28, 2017.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: Please advise whether any differences between Illinois law and Delaware law will be material to the New Investment Advisory Agreement. If any differences will be material to the New Investment Advisory Agreement, please revise the Proxy Statement accordingly.

Response: In light of the terms of the New Investment Advisory Agreement, the Registrant does not believe that any differences between Illinois law and Delaware law will be material to the New Investment Advisory Agreement.

2.	Comment: Please advise whether Rodger Shay, Jr., Sean Kelleher and Aaron Rodriguez are the only principal officers of the Adviser.

Response: The Registrant has revised to the Proxy Statement to also include Kevin Rowe, Chief Compliance Officer of the Adviser, as a principal officer.

3.	Comment: Please disclose the address of each of the Adviser’s principal officers.

Response: The address of each of the Adviser’s principal officers has been added to the Proxy Statement.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

CHICAGO/#2973093.1

Alison White
April 7, 2017

4.	Comment: In the “Other benefits to the Adviser” section on p. 10, state what the Board concluded with regard to the other benefits received by the Adviser and its affiliate.

Response: The Proxy Statement has been revised to include a statement of the Board’s conclusion.

If you have any questions regarding the foregoing, please do not hesitate to call me at (312) 609-7753.

Yours very truly, /s/ John S. Marten John S. Marten Shareholder

JSM/gk

CHICAGO/#2973093.1